CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

PIPER JAFFRAY & CO.

800 Nicollet Mall

Minneapolis, Minnesota 55402

VIA EDGAR

September 28, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-3628

Attention:	John Reynolds Ruairi Regan Brigitte Lippman

Re:	Fulgent Genetics, Inc. Registration Statement on Form S-1 File No. 333-213469 Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 4,200,000 shares of common stock of Fulgent Genetics, Inc. (the “Company”), plus up to an additional 630,000 shares of common stock of the Company that the participating underwriters have the option to purchase, we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 5 p.m. (New York time) on September 28, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that, since September 19, 2016, we have distributed approximately 1,363 copies of the Company’s preliminary prospectus through the date hereof to underwriters, dealers, institutions and others. The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC PIPER JAFFRAY & CO. As representatives of the several underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Scott Palkoski
Name: Scott Palkoski Title: Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Neil Riley
Name: Neil Riley Title: Managing Director

[Signature Page – Acceleration Request]